Paul Hastings LLP

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San Francisco, CA 94111

telephone (415) 856-7000

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www.paulhastings.com

November 4, 2021

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Metropolitan West Funds -- File Nos. 333-18737 and 811-07989

Preliminary Proxy Statement

Ladies and Gentlemen:

On behalf of the Metropolitan West Funds (the “Trust”), we hereby respond to the oral comments provided on October 21, 2021 by Ms. Alison T. White of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Trust’s preliminary proxy statement (the “Preliminary Proxy Statement”) and form of proxy in connection with the Special Meeting of Shareholders (the “Special Meeting”) of the Metropolitan West AlphaTrak 500 Fund and the Metropolitan West Strategic Income Fund, each a series of the Trust (each, a “Fund”), expected to be held in January 2022.

The Trust’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same respective meanings as in the Proxy Statement, unless otherwise indicated. Revised disclosure intended to address these comments will be included in the Trust’s definitive proxy statement (the “Definitive Proxy Statement”), which is expected to be filed on or about November 4, 2021.

1.

Comment: Please revise the disclosure about the treatment of broker non-votes with respect to establishing a quorum, which now appears under the sub-headings “How can a quorum be established?” and “How do I vote my shares?” Broker non-votes should not be counted toward a quorum where there are no routine matters for which brokers can vote.

Response: Comment accepted. The Trust will revise that disclosure accordingly.

2.	Comment: Please add disclosure required by Item 22(c)(10) with respect to any similar funds managed by the Adviser.

Response: Comment acknowledged. The Adviser does not manage any other fund with an investment objective or strategy similar to either Fund. Therefore, no disclosure is required with respect to Item 22(c)(10).

3.	Comment: In the tables under the heading “Management Fees and Other Fees” showing how the current management fees are calculated and adjusted, please consider adding a

Securities and Exchange Commission

November 4, 2021

column on the far right that shows the proposed fee rate to enable the reader to more readily compare fee rates.

Response: Comment accepted. The Trust has added the requested column under a new heading “Proposed Total Fee Rate” and changed the current column heading to “Current Total Fee Rate.”

4.

Comment: With respect to the Strategic Income Fund, under the sub-heading related to that Fund under the heading “Management Fees and Other Fees,” please disclose which class of shares is used to calculate the net performance of this Fund for purposes of determining the fee rate adjustment.

Response: Comment accepted. The Trust has revised that disclosure to specify that the expenses of the Class I Shares are used to calculate the fee adjustment.

5.	Comment: With respect to Proposal 1, please disclose the duration of the expense limitation agreement if it is amended as proposed in connection with approval of Proposal 1.

Response: Comment accepted. Footnote 3 to each fee and expense table already specifies that the current expense limitation agreement at the stated rates will remain in effect until July 31, 2023, which corresponds to the date of the annual registration statement update for the Funds during that calendar year. The Trust will add disclosure under the heading “Description of Proposed Amendment” to state that the same date will apply to the amended Operating Expenses Agreement.

6.

Comment: Toward the end of the disclosure under the heading “Fee and Expense Comparison” please either explain the use of the parentheses or revise the heading so that they are not necessary. The current disclosure is confusing and could be read to indicate a negative advisory fee.

Response: Comment accepted. The Trust has added disclosure to explain that the parentheses indicate that if the proposed management fees had been in effect for the fiscal year ended March 31, 2021 and assuming the same expense limitation was in place during that period, the Adviser would have reimbursed the Funds in the amounts shown.

7.

Comment: Under the heading “Board Considerations Regarding Proposed Amendment,” the second sentence of the second paragraph under “Investment Results” is confusing. Please revise it to use less confusing plain English.

Response: Comment accepted. That current sentence states as follows: “The Board and the Independent Trustees indicated their belief that the performance of each Fund for periods where the Fund lagged its respective peer group average remained satisfactory when assessed on a risk-adjusted basis, in part because performance quintiles do not necessarily reflect the amount of risk employed by peer funds to achieve their returns.” That sentence will be revised to read as follows: “The Board and the Independent Trustees indicated their belief that the performance of each Fund remained satisfactory even when it lagged its respective peer group average because of the higher levels of risk employed by some peer funds to achieve higher performance.”

Securities and Exchange Commission

November 4, 2021

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Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:	Metropolitan West Asset Management, LLC